FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Securities and Insurance and local Stock Exchanges, related to a fine imposed by the Superintendency of Banks and Financial Institutions of Chile in connection with certain erroneous file delivered to that Superintendency of Banks and Financial Institutions. The same information will be published in a local newspaper in the upcoming days.

Santiago, January 02, 2015.

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Present

Re: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to articles 9 and 10 of the Securities Law No. 18.045, and chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as an essential information, that on December 30th, 2014, according to the powers conferred by article 19 of the Chilean General Banking Act, the Superintendency of Banks and Financial Institutions imposed a fine of 250 (two hundred fifty) Unidades de Fomento to Banco de Chile, in connection with the erroneous delivery to that Superintendency of file D32 contained in the Information System Manual of the Debtors System (“Sistema de Deudores del Manual de Sistemas de Información”), in which a number of mortgage operations corresponding to August 2014 were omitted.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 02, 2015.

Banco de Chile

/s/ Arturo Tagle Q.
By: Arturo Tagle Q.
CEO